UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            WILD OATS MARKETS, INC.
                          ---------------------------
                                (Name of Issuer)


                    Common Stock, par value $.001 per share
                  --------------------------------------------
                         (Title of Class of Securities)


                                   96808B107
                                ---------------
                                 (CUSIP Number)


                               December 31, 2005
                             ----------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ]  Rule 13d-1(b)

                               [X]  Rule 13d-1(c)

                               [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 8 Pages

                                  SCHEDULE 13G

CUSIP No.:96808B107                                           Page 2 of 8 Pages
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1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).



     GLENVIEW CAPITAL MANAGEMENT, LLC
-------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group

     a) [ ]
     b) [ ]
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3.   SEC Use Only
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4.   Citizenship or Place of Organization


     Delaware
-------------------------------------------------------------------------------
Number of          5    Sole Voting Power            0
Shares             ------------------------------------------------------------
Beneficially       6.   Shared Voting Power          0
Owned by Each      ------------------------------------------------------------
Reporting          7.   Sole Dispositive Power       0
Person With        ------------------------------------------------------------
                   8.   Shared Dispositive Power     0
-------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person


     0
-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [ ]
-------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     0%
-------------------------------------------------------------------------------
12.  Type of Reporting Person:

     OO

                                  SCHEDULE 13G

CUSIP No.:96808B107                                           Page 3 of 8 Pages

-------------------------------------------------------------------------------
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).


     GLENVIEW CAPITAL GP, LLC
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
-------------------------------------------------------------------------------
3.   SEC Use Only
-------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of          5.   Sole Voting Power            0
Shares             ------------------------------------------------------------
Beneficially       6.   Shared Voting Power          0
Owned by Each      ------------------------------------------------------------
Reporting          7.   Sole Dispositive Power       0
Person With        ------------------------------------------------------------
                   8.   Shared Dispositive Power     0
-------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     0
-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [ ]
-------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     0%
-------------------------------------------------------------------------------
12.  Type of Reporting Person:

     OO

                                  SCHEDULE 13G

CUSIP No.: 96808B107                                          Page 4 of 8 Pages

-------------------------------------------------------------------------------
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).


     LAWRENCE M. ROBBINS
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
-------------------------------------------------------------------------------
3.   SEC Use Only
-------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     United States of America
-------------------------------------------------------------------------------
Number of          5.   Sole Voting Power            0
Shares             ------------------------------------------------------------
Beneficially       6.   Shared Voting Power          0
Owned by Each      ------------------------------------------------------------
Reporting          7.   Sole Dispositive Power       0
Person With        ------------------------------------------------------------
                   8.   Shared Dispositive Power     0
-------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     0
-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [ ]
-------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     0%
-------------------------------------------------------------------------------
12.  Type of Reporting Person:

     IA

                                                              Page 5 of 8 Pages



Item 1(a).   Name of Issuer:

             Wild Oats Markets, Inc. (the "Issuer")

Item 1(b).   Address of Issuer's Principal Executive Offices:

             3375 Mitchell Lane, Boulder, Colorado 80301.

Item 2(a).   Name of Person Filing

             This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

             i)    Glenview Capital Management, LLC ("Glenview Capital
                   Management");

             ii)   Glenview Capital GP, LLC ("Glenview Capital GP"); and

             iii)  Lawrence M. Robbins ("Mr. Robbins").


             This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"), Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Capital Master Fund"), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"), GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), and GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners").

             Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview
Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Glenview Capital GP is the general partner of Glenview Capital Partners, Glenview Institutional Partners, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. Glenview Capital GP also serves as the sponsor of the Glenview Capital Master Fund and the GCM Little Arbor Master Fund. In such capacities, Glenview Capital GP may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management and Glenview Capital GP.


Item 2(b).   Address of Principal Business Office or, if 0, Residence

             The address of the principal business office of each of Glenview Capital Management, Glenview Capital GP, and Mr. Robbins is 399 Park Avenue, Floor 39, New York, New York 10022.

                                                              Page 6 of 8 Pages


Item 2(c).   Citizenship

             i) Glenview Capital Management is a Delaware limited liability company;

             ii)   Glenview Capital GP is a Delaware limited liability company;
                   and

             iii)  Mr. Robbins is a citizen of the United States of America.

Item 2(d).   Title of Class of Securities:

             Common Stock, par value $.001 per share (the "Shares")

Item 2(e).   CUSIP Number:

             96808B107

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

             This Item 3 is not applicable.

Item 4.      Ownership:

Item 4(a).   Amount Beneficially Owned:

             As of February 14, 2006, neither Glenview Capital Management, Glenview Capital GP nor Mr. Robbins may be deemed to be the beneficial owner of any Shares.

Item 4(b).   Percent of Class:

             The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 0% of the total number of Shares outstanding.

Item 4(c).   Number of Shares of which such person has:

Glenview Capital Management, Glenview Capital GP, and Mr. Robbins:
------------------------------------------------------------------
(i)  Sole power to vote or direct the vote:                                  0

(ii) Shared power to vote or direct the vote:                                0

(iii)Sole power to dispose or direct the disposition of:                     0

(iv) Shared power to dispose or direct the disposition of:                   0

Item 5.      Ownership of Five Percent or Less of a Class:

             If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the Shares, check the following [X].

                                                              Page 7 of 8 Pages

Item 6.      Ownership of More than Five Percent on Behalf of Another Person:

             This Item 6 is not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

             See disclosure in Item 2 hereof.

Item 8.      Identification and Classification of Members of the Group:

             This Item 8 is not applicable.

Item 9.      Notice of Dissolution of Group:

             This Item 9 is not applicable.

Item 10.     Certification:

             By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 8 of 8 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006                      GLENVIEW CAPITAL MANAGEMENT, LLC


                                             By:  /s/ Lawrence M. Robbins
                                                  ----------------------------
                                             Name:  Lawrence M. Robbins
                                             Title: Chief Executive Officer

Date: February 14, 2006                      GLENVIEW CAPITAL GP, LLC


                                             By:  /s/ Lawrence M. Robbins
                                                  ----------------------------
                                             Name:  Lawrence M. Robbins
                                             Title: Chief Executive Officer

Date: February 14, 2006                      LAWRENCE M. ROBBINS


                                             /s/ Lawrence M. Robbins
                                             ----------------------------